Marani Brands, Inc
13152 Raymer Street
Suite 1A
No. Hollywood, CA  91605

April 20, 2010
United States
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Brian McAllister

Re:	Marani Brands, Inc.
Form 10-K for Fiscal Year Ended June 30, 2009 Filed on October 13, 2009
Form 10-Q for the Quarterly Period Ended September 30, 2009 Filed on November 16, 2009
Form 10-Q for the Quarterly Period Ended December 31, 2009 Filed on February 16, 2010
File No. 333 -123176

Dear Mr. McAllister:

On behalf of Marani Brands, Inc. (the “Company”), we provide the following responses to the comments submitted to the Company by the staff of the Commission in its letter dated March 12, 2010, relating to the Company’s Form 10-K for the Fiscal Year Ended June 30, 2009, its Form 10-Q for the Quarterly Period Ended September 30, 2009, and its Form 10-Q for the Quarterly Period Ended December 31, 2009.  Our responses are keyed to the numbering of the comments in the staff’s comment letters, and appear below following the comments.

Form 10-K for Fiscal Year Ended June 30, 2009

Executive Compensation, page 17

1.	Please revise this section to comply with Item 402(m) through (r) of Regulation S-K.

RESPONSE

We are in the process of revising this section and will file a supplemental response that contains the required information.

Security Ownership of Certain Beneficial Owners and Management. page 17

2.	Purell Partners would appear to be a beneficial owner required to be disclosed under Item 403 of Regulation S-K. Please revise.

RESPONSE

At the time of the filing of the Company’s Form 10-K for Fiscal Year Ended June 30, 2009, we had been informed by Purell Partners LLC that the following entities were holders, on an individual basis, of the shares of common stock that the Company had issued to Purell Partners LLC in May 2008, by virtue of transfers made by Purell Partners LLC, none of which equaled or exceeded a five (5%) percent beneficial ownership interest in the Company:

Purell Partners LLC 2633 Lincoln Blvd suite 434 Santa Monica, Ca 90405	Grecian LLC c/o The Lebrecht Group 406 W South Jordan Parkway suite 160 South Jordan, UT 84095
Dojo Entreprises 2633 Lincoln Blvd suite 434 Santa Monica, Ca 90405	Ford LLC c/o The Lebrecht Group 406 W South Jordan Parkway suite 160 South Jordan, UT 84095
Parkway LLC c/o The Lebrecht Group 406 W South Jordan Parkway suite 160 South Jordan, UT 84095	Zoltar Investment LTD UO461 Jalan Tang Kah WPm Hu Laian, China

In addition, and consistent with the above information, Purell Partners LLC has not filed a Schedule 13d.  For the foregoing reasons, the Company concluded that Purell Partners LLC should not be included in the Company’s Form 10-K as a beneficial owner required to be disclosed under Item 403 of Regulation S-K.

3.	Please disclose the natural persons who are beneficial owners of the shares held by the entities listed as principal shareholders. See Item 403, Instruction 2 for the definition of beneficial owner.

RESPONSE

Based upon the information received by the Company, the entities listed as principal shareholders are the beneficial owners of the shares of common stock.  Julius Baer & Co Ltd., as the fund manager for both The J.B. Black Sea Fund and RBC Dexia Investor Services Bank S.A., holds voting and dispositive power over the Company’s common stock held by such beneficial owners.  Julius Baer & Co Ltd. has disclaimed beneficial ownership of such common stock.

Certain Relationships and Related Transactions, Director Independence. page 19

4.	Please describe the transactions with Purell Partners as required by Item 404 of Regulation S-K.

RESPONSE

Based upon our response to comment 2 above, we have concluded that Purell Partners LLC is not a security holder covered by Item 403(a) and, accordingly, we do not believe that the disclosure of transactions with Purell Partners is required by Item 404 of Regulation S-K.

Exhibits

5.
We are unable to locate the document described as Exhibit 3.3. Please file the missing exhibit. Please also file as exhibits the documents related to notes payable referenced in note 8 to the financial statements and the consulting agreements with Purell and Continental and the severance agreement referenced in note 11 to the financial statements.

RESPONSE

The document described as Exhibit 3.3 was filed by the Company on May 4, 2005 as Exhibit 3.1 to its Form SB-2.

The documents related to the notes payable referenced in note 8 to the financial statements will be supplied in a supplemental CORRES filing.

The Purell Partners Consulting Agreement was filed by the Company on April 14, 2008 as Exhibit 10.7 to its Form 8-K.

The Continental Consulting Agreement will be supplied in a supplemental CORRES filing.

The Severance Agreement of Margrit Eyraud will be supplied in a supplemental CORRES filing.

6.	We note that the merger agreement attached as Exhibit 2.1 is not executed. Please file an executed merger agreement in your amended report.

RESPONSE

The executed Merger Agreement will be supplied in a supplemental CORRES filing..

Form 10-Q for Quarterly Period Ended September 30, 2009 Results of Operations, page 4

7.
Please explain the "cancellation of 1,635,000 shares," naming the parties involved and explaining the legal basis for such cancellation. Please disclose whether or not these shares have been returned to the registrant. If they have not please explain why you believe these shares are cancelled and disclose the effects of the cancellation. Further, we note additional share and warrant cancellations disclosed in Note 12 of the financial statements. Please explain why these securities cancellations are subsequent events since they were previously reported as subsequent events in the 2009 Form 10-K.

RESPONSE

The legal basis of the cancellation of the 1,635,000 shares in question is as follows:

1,125,000 shares of the Company’s common stock were recorded as compensation for Margrit Eyraud.  The Company and Ms. Eyraud agreed to convert this equity grant to debt, and the shares were accordingly cancelled.

500,000 shares of the Company’s common stock were issued to Nexus in anticipation of services to be rendered by Nexus to the Company.  The services were not performed and the certificates representing these shares were returned to the Company for cancellation.

10,000 shares of the Company’s common stock that have been cancelled were part of a group of pre-merger shares that were cancelled as part of the reverse merger transactions.  The 10,000 shares recently cancelled were inadvertently not cancelled at the time of the reverse-merger transaction.

Exhibits

8.	Please provide copies of the new Eyraud employment agreement dated August 1, 2009 and the July 28, 2009 note.

RESPONSE

The Employment Agreement of Margrit Eyraud, dated August 1, 2009, was filed by the Company on August 10, 2009 as Exhibit 10.1 to its Form 8-K.

The July 28, 2009 note will be supplied in a supplemental CORRES filing.

Form 10-Q for the Quarterly Period Ended December 31, 2009 Consolidated Statements of Operations, page F-3

9.
We refer you to the Purell warrant and share cancellation disclosed on page F-17. Please clarify the circumstances which common shares were originally issued. In this regard, explain whether shares were issued in connection with the reverse merger, as disclosed on page F-13, or whether shares were issued in connection with the $10 million equity financing as disclosed on page F-17.

RESPONSE

The shares were not issued as part of or in connection with the reverse merger transaction.  The shares were issued in connection with a $10 million equity financing, the timing of which was anticipated to be coincident with, or promptly following, the reverse merger.  The anticipated equity financing never occurred.

10.
 You also disclose cancelling 21,297,309 common shares issued to Purell on May 30, 2009. Please tell us why the statement of stockholders' equity (deficit) in the Form 10-K as of June 30, 2009 presents 11,658,044 total common shares issued during the year, or revise your disclosure as applicable.

RESPONSE

The date of May 29, 2009 was a misprint.  The correct referenced date is May 29, 2008.

11.
 We note you also disclose cancelling 10 million warrants issued to Purell and 3,890,000 warrants issued to Continental Advisors in December 2009. Please tell us how you reflect these cancellations in your financial statements.

RESPONSE

Our response to this item will be supplied in a supplemental CORRES filing.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 3

Results of Operations for the Six Months Ended December 31. 2009 Complied to June 30, 2009, page 5

12.
 Please revise management's discussion to more fully describe the dollar amounts for the respective share and warrant cancellations recorded during the comparative periods. It appears the current discussion has not been updated from the previous Form 10-Q for the three month period ended September 30, 2009.

RESPONSE

Our response to this item will be supplied in a supplemental CORRES filing.

If you require additional information, please telephone the undersigned or Ani Kevorkian, Chief Financial Officer, at 818-503-5200 or Roy D. Toulan, Jr., our legal counsel, at 978-283-2233.

Sincerely,

Marani Brands, Inc.

By:	/s/ Margrit Eyraud
Margrit Eyraud Chief Executive Officer